                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                     SCHEDULE 13D

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  (AMENDMENT NO. _)*

                               The Centris Group, Inc.
                   -------------------------------------------------
                                   (Name of Issuer)

                        Common Stock, par value $.01 per share
                   -------------------------------------------------
                            (Title of Class of Securities)

                                       155904105
                   -------------------------------------------------
                                    (CUSIP Number)

                                    Stephen L. Way
                            HCC Insurance Holdings, Inc.
                              13403 Northwest Freeway
                             Houston, Texas  77040-6094
                                   (713) 690-7300

            (Name, Address and Telephone Number of Person authorized to
                        Receive Notices and Communications)

                                  with copies to:

                                  Arthur S. Berner
                          Winstead Sechrest & Minick P.C.
                               910 Travis, Suite 2400
                               Houston, Texas  77002
                                   (713) 650-2729

                                 December 30, 1998
              -------------------------------------------------------
              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-1(e), (f) or (g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                            CUSIP NO. 404132102
-------------------------------------------------------------------------------
1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       HCC Insurance Holdings, Inc.             76-0336636
-------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                    (b) [X]
-------------------------------------------------------------------------------
3.     SEC USE ONLY
-------------------------------------------------------------------------------
4.     SOURCE OF FUNDS*
       WC
-------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         [ ]
       PURSUANT TO ITEMS 2(d) or 2(e)
-------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
-------------------------------------------------------------------------------
                 7.   SOLE VOTING POWER
   NUMBER OF
                      911,200
                ---------------------------------------------------------------
     SHARES      8.   SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY          -0-
                ---------------------------------------------------------------
      EACH       9.   SOLE DISPOSITIVE POWER
   REPORTING
     PERSON           911,200
                ---------------------------------------------------------------
                 10.  SHARED DISPOSITIVE POWER
      WITH
                      -0-
-------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON

       911,200
-------------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES           [ ]
       CERTAIN SHARES*
-------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       7.79%     (See Item 5)
-------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON *

       CO and HC
 -------------------------------------------------------------------------------

                                                            CUSIP NO. 404132102

     The following constitutes the Schedule 13D filed by the undersigned (the "Schedule 13D").

ITEM 1.   SECURITY AND ISSUER

          The class of equity securities to which this Schedule 13D relates is the common stock, $.01 par value (the "Shares") of The Centris Group, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 650 Town Center Drive, Suite 1600, Costa Mesa, California 92626.

ITEM 2.   IDENTITY AND BACKGROUND

          This Schedule 13D is being filed by HCC Insurance Holdings, Inc., a Delaware corporation ("HCC" or the "Company"). The principal executive offices of the Company are located at 13403 Northwest Freeway, Houston, Texas 77040-6094.

          HCC is a parent holding corporation whose subsidiaries, including Houston Casualty Company ("HC"), are engaged in providing specialized property and casualty insurance coverages, managing general agency services and insurance related services both to commercial customers and individuals. The Company's insurance products are underwritten on both a direct and reinsurance basis and are marketed by the Company itself and through a network of independent and affiliated agents and brokers.

          The Company's insurance company subsidiaries' underwriting activities are focused on providing aviation, marine, offshore energy, property, medical stop-loss, accident and health, workers' compensation, and lenders single interest insurance and reinsurance on a worldwide basis. As an insurer, the Company operates on a surplus lines or a non-admitted basis through HC and on an admitted basis through other insurance company subsidiaries.

          The Company also underwrites on behalf of affiliated and non-affiliated insurance companies through its managing general agency operations. These agency operations specialize in domestic general aviation insurance, medical stop-loss coverage for employee sponsored self-insured health plans, occupational accident coverage for self-insured truckers, workers' compensation and a variety of accident and health related insurance and reinsurance products. Beginning in 1996, in an effort to further diversify its operations to enhance the Company's ability to anticipate and capitalize on opportunities resulting from changing market conditions in the insurance industry, the Company commenced a strategy of acquiring through merger or purchase, a number of privately held companies whose business was managing general agency activities, primarily in the medical stop-loss and domestic general aviation insurance businesses.

          The name, business address, present principal occupation and citizenship of each Executive Officer and Director of HCC are set forth in Appendix A to this Schedule 13D, which is incorporated herein by reference.

          During the last five years neither HCC, nor, to the best of its knowledge, any of its Executive Officers or Directors listed on Appendix A to this Schedule 13D, has been convicted in any criminal

                                                            CUSIP NO. 404132102

          proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating the activity subject to, federal or state securities laws or finding any violations with respect to such laws.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.


          The amount of the funds used to purchase the Shares reported as beneficially owned in Item 5 hereof was approximately $9.0 million, all of which was provided from HCC's cash reserves and short term investments.


ITEM 4.   PURPOSE OF THE TRANSACTION

          The purpose of the purchase by the Company of the Shares referred to in Item 5 is to acquire a significant equity position in the Issuer with the desire to acquire all of the equity securities of the Issuer, through a merger, tender offer, or other business combination. Commencing in May, 1998 the Company, through its subsidiary, HC, purchased Shares of the Issuer in order to acquire an equity position in the Issuer. Through January 11, 1999, HCC owned 911,200 Shares constituting approximately 7.79% of the outstanding Shares of the Issuer (based on 11,702,296 shares of the Issuer outstanding on September 30, 1998).

          During 1998, HCC initiated informal discussions with the Issuer relating to a possible business combination. The Issuer, through its Chief Executive Officer, advised HCC that it did not wish to have combination discussions and that it preferred to remain an independent company. These discussions were generally cordial, but the discussions did not result in any agreement being reached between HCC and the Issuer.

          HCC has a high regard for the management and directors of the Issuer. However, HCC reserves the right to take whatever action may be necessary to accomplish its goal of entering into a business

                                                            CUSIP NO. 404132102

          combination with the Issuer. In that connection, HCC intends to seek to acquire control of the Issuer.

          HCC, concurrently with the filing of this Schedule 13D, has notified the Issuer of its ultimate goal. In such notification, a copy of which is attached as Exhibit 1 hereto, HCC offered to acquire 100% of the Issurer's Common Stock at a price of $13.25 per share in a negotiated business combination. HCC also issued a Press Release announcing its actions. Such Press Release is attached as Exhibit
          2, hereto. HCC has not yet determined whether to pursue any specific plan or proposal for such business combination if such negotiations do not result in a business combination. There can be no assurance as to whether or when any specific plan or proposal will be pursued if such negotiations are unsuccessful. In such event, any such plan or proposal could include making a tender offer or exchange offer for some or all of the outstanding common stock of the Issuer, soliciting proxies, or proposing a business combination transaction with the Issuer. Such a business combination might also involve a distribution of certain of the Issuer's assets to its Shareholders or another disposition of some or all of such Issuer's assets.

          In connection with any such plan or proposal, HCC may seek redemption or judicial invalidation of the Issuer's Stock Purchase Rights Plan (the "Rights Plan") or may acquire some or all of the outstanding rights which may be issued thereunder (the "Rights"). The Rights provide that 10 days following the announcement that a person or group is the beneficial owner of at least 15% of the outstanding Shares of the Issuer, the Rights will become exercisable and will trade separately from the Shares of common stock of the Issuer. In addition, as set forth under the Rights Plan, under certain circumstances, the Rights will become nonredeemable unless the Issuer's Board of Directors extends the period of redeemability of the Rights. Although HCC has had no discussions with the Issuer with respect to the Rights, HCC believes that in light of existing market conditions and the Issuer's announced plans, the Issuer's Board of Directors should redeem the Rights in favor of any proposal by HCC that would maximize Shareholder values.

          Subject to the factors discussed below, the Company currently intends to purchase additional Shares in the open market or otherwise. The Company intends to review on a continuing basis various factors relating to its investment in the Issuer, including the Issuer's business and prospects, the price and availability of Shares, subsequent developments affecting the Issuer, other investment and business opportunities available to the Company, regulatory restrictions on additional Share ownership, and general stock market and economic conditions. Based on these factors, the Company may decide to change its current intention to purchase additional Shares and may determine to sell all or part of its investment in the Issuer.

          If required, HCC will make the necessary filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), in order to permit HCC to increase its investment in the Issuer. Once such HSR Act filing is made, HCC may not be able to purchase additional Shares in the Issuer for a period of time until the expiration of a thirty-calendar day waiting period beginning on the date of such filing, unless both the Federal Trade Commission ("FTC") and the Antitrust Division of the Department of Justice ("Antitrust Division") terminates such waiting period on an earlier date. Additionally, if within such a waiting period either the FTC or the Antitrust Division requests that HCC provide additional information of documentary material, the waiting period will be extended for an additional period of 20 days following the date of substantial compliance by HCC with such request. The waiting period may be further extended only by a court order based upon the finding that HCC failed to comply substantially with the notification requirements of the HSR Act or with any request for additional information.

                                                             CUSIP NO. 404132102

          If HCC were to commence a cash tender offer for some or all of the Shares, HCC could make a new filing under the HSR Act that would require only a 15-calendar day waiting period rather than a 30-day period subject to earlier termination or extension as described above.

          Except as otherwise indicated in this Item 4, the Company has no present plans or proposals with respect to the Issuer (although it reserves the right to develop any such plan or proposals).


ITEM 5.   INTEREST IN THE SECURITIES OF THE ISSUER.

          (a) HCC owns 911,200 Shares representing approximately 7.79% of the total number of Shares outstanding (based upon the 11,702,296 Shares outstanding on September 30, 1998 as disclosed in the Issuer's quarterly report on Form 10-Q for the nine months ended September 30, 1998). Such Shares are held solely by HCC. To the best knowledge of HCC, no director or executive officer of HCC beneficially owns any Shares of the Issuer, except that Alan
               W. Fulkerson, a Director of HCC, is a Director, Shareholder and President of Century Capital Management, Inc., a registered investment advisor which exercises both voting and investment power with respect to 90,000 shares of the Issuer owned of record by ISF Limited Partnership ("ISF"). Although Mr. Fulkerson may be deemed to beneficially own the 90,000 shares owned of record by ISF, he disclaims beneficial ownership of such shares, except to the extent of his less than 1% actual pecuniary interest therein.

          (b) HCC has the sole power to vote or to direct the vote and the sole power to dispose of, or to direct the disposition of, the Shares owned by it.

          (c) The table set forth in Appendix B to this Schedule 13D contains certain information with respect to all transactions in the Shares effected by the Company during the past 60 days and is incorporated herein by reference.

          (d) No person other than HCC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by HCC.

          (e)  N/A


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Except as set forth under Item 4 above, neither HCC nor to the best of its knowledge any of its executive officers and directors has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, finder's fees, joint

                                                            CUSIP NO. 404132102

          ventures, loan or option agreements, or arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7.   EXHIBITS

          1.   Letter dated January 11, 1999 from HCC to the Issuer.

          2.   Press release dated January 11, 1999.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        HCC Insurance Holdings, Inc.


January 11, 1999
                                        By: /s/ Stephen L. Way
                                            --------------------------------
                                            Stephen L. Way
                                            Chief Executive Officer
                                            and Chairman of the Board

                                      APPENDIX A

                         INFORMATION CONCERNING DIRECTORS AND
                              EXECUTIVE OFFICERS OF HCC


DIRECTORS AND EXECUTIVE OFFICERS OF HCC. The following table sets forth the name, business address, present principal occupation, and employment and material occupations, positions, officers or employments for the past five years of certain directors, officers and employees of HCC. Unless otherwise indicated, the principal business address of each executive officer of HCC is 13403 Northwest Freeway, Houston, Texas 77040 and each occupation set forth opposite an individual's name refers to employment with HCC. Where no date is given for commencement of the indicated office or position, such office or position was assumed prior to January 11, 1994. Each person listed below is a citizen of the United States.


                                               PRINCIPAL OCCUPATION
               NAME                         DURING THE PAST FIVE YEARS
--------------------------------  ---------------------------------------------
 Stephen L. Way  . . . . . . . .  Mr. Way is the founder of the Company and has served as a Director, Chairman of the Board of Directors and Chief Executive Officer of the Company since its organization. He served as President from the Company's founding until May, 1996. Mr. Way has also served as a Director, Chairman of the Board of Directors and, until June, 1997, President of Houston Casualty Company ("HC"), the Company's principal insurance company subsidiary, since its organization in 1981. Mr. Way also serves as a director and officer of various of the Company's other subsidiaries. In addition, in January, 1998, Mr. Way was appointed as a member of the Board of Directors of Fresh Del Monte Produce, Inc. (NYSE-- Symbol: FDP). Mr.
                                  Way was appointed to the Board of Directors of The Bradstock Group (London Stock Exchange
                                  Symbol: BDK) in December, 1998.

 Arthur S. Berner  . . . . . . .  Mr. Berner is a Shareholder in the law firm
 Winstead Sechrest & Minick P.C.  of Winstead Sechrest & Minick, in Houston,
 910 Travis, Suite 2400           Texas.  Mr. Berner has been a Director of the
 Houston, TX  77002               Company since December, 1998.  Mr. Berner is
                                  a member of the Audit Committee.

 James M. Berry  . . . . . . . .  Mr. Berry is the retired Vice Chairman of
 Belk Store Services, Inc.        NationsBank of Texas, N.A., a wholly owned
 2801 West Tyrola Road            subsidiary of NationsBank, N.A., having
 Charlotte, N.C.  28213           served in such capacity from August, 1988
                                  until December, 1992.  He was Corporate
                                  Executive Vice President of NCNB of North
                                  Carolina from 1983 to 1988.  Mr. Berry also
                                  serves as a Director of Williams-Sonoma, Inc.
                                  (Nasdaq--Symbol:  WSGC).  Mr. Berry has
                                  served as a Director of the Company since
                                  March, 1992 and as a Director of HC from
                                  December, 1993 to May, 1996.
-------------------------------------------------------------------------------

                                               PRINCIPAL OCCUPATION
               NAME                         DURING THE PAST FIVE YEARS
--------------------------------  ---------------------------------------------
 Frank J. Bramanti . . . . . . .  Mr. Bramanti currently serves as Executive
                                  Vice President of the Company. Mr. Bramanti has served as a Director from the Company's organization until May, 1996, as Secretary until July, 1997, as Chief Financial Officer until October, 1997, and as interim President from June, 1997 to November, 1997.
                                  Mr. Bramanti was re-appointed by the Board of Directors to serve as a Director in August, 1997. Mr. Bramanti has also served as Executive Vice President of HC since September, 1994 and as a Director of HC from March, 1982 to December, 1988, and from December, 1990, to the present. Mr. Bramanti also serves as a director and officer of various of the Company's other subsidiaries.

 Patrick B. Collins  . . . . . .  Mr. Collins is a retired partner of the
 PricewaterhouseCoopers LLP       international accounting firm of
 1100 Louisiana, 46th Floor       PricewaterhouseCoopers LLP, where he held
 Houston, TX  77002               that position from 1967 through 1991.
                                  Mr. Collins was appointed as a Director of the Company in December, 1993 and was a Director of HC from the same date to May, 1996. Mr. Collins is the Chairman of the Audit Committee.

 J. Robert Dickerson . . . . . .  Mr. Dickerson is an attorney and from May,
 6110 Pebble Beach                1991 to August, 1993, he was a member in the
 Houston, TX  77069               law firm of Dickerson, Carmouche & Jones, a
                                  Professional Corporation. Mr. Dickerson has served as a Director of the Company since its organization. He served as a Director of HC from its organization in 1981 through December 31, 1990, and was re-elected as a Director of HC in December, 1993, and served until May, 1996. Mr. Dickerson is the
                                  Chairman of the Compensation Committee.

 Edwin H. Frank, III . . . . . .  Mr. Frank is a principal shareholder of
 Underwriters Indemnity Company   Underwriters Indemnity Holdings, Inc. and
 8 Greenway Plaza, Suite 400      President of its subsidiaries, Underwriters
 Houston, TX  77046               Indemnity Company and Planet Indemnity
                                  Company having served in such capacities
                                  since 1985.  Both subsidiary companies are
                                  property and casualty insurance companies.
                                  Mr. Frank has served as a Director of the
                                  Company since May, 1993 and as a Director of
                                  HC from December, 1993 until May, 1996.
                                  Mr. Frank is a member of the Audit and
                                  Compensation Committees.
-------------------------------------------------------------------------------

                                               PRINCIPAL OCCUPATION
               NAME                         DURING THE PAST FIVE YEARS
--------------------------------  ---------------------------------------------
 Allan W. Fulkerson  . . . . . .  Mr. Fulkerson is President and a Director of
 Century Capital Management,      Century Capital Management, Inc., a
  Inc.                            registered investment advisor which
 1 Liberty Square                 specializes in the insurance industry and
 Boston, MA  02109                President and a Director of Massachusetts
                                  Fiduciary Advisors, Inc., a registered
                                  investment advisor. In addition, he serves as Chairman and Trustee of Century Shares
                                  Trust, a mutual fund which invests
                                  exclusively in the stocks of larger insurance companies and banks since 1976. Mr.
                                  Fulkerson has served as a Director of the Company since May, 1997. Mr. Fulkerson is also a Director of Mutual Risk Management,
                                  Ltd., Terra Nova (Bermuda) Holdings, Ltd. and
                                  Wellington Underwriting plc.

 Walter J. Lack  . . . . . . . .  Mr. Lack is an attorney and a shareholder in
 Engstrom, Lipscomb & Lack        the law firm of Engstrom, Lipscomb & Lack, a
 10100 Santa Monica Blvd., 16th   professional corporation in Los Angeles,
 Floor                            California.  Mr. Lack has been a Director of
 Los Angeles, CA  90067-4107      the Company since its organization and has
                                  also served  as a Director of HC from
                                  October, 1985 until May, 1996. Mr. Lack is a member of the Compensation Committee.
                                  Mr. Lack also serves as a director of
                                  Microvision, Inc. (Nasdaq--Symbol:  MVIS).

 Stephen J. Lockwood . . . . . .  Mr. Lockwood serves as Vice-Chairman of the
 LDG Reinsurance Corporation      Board of Directors.  Mr. Lockwood was
 401 Edgewater Place              appointed President of the Company in May,
 Wakefield, MA  01880             1996 in connection with the Company's
                                  acquisition of the company he founded, LDG
                                  Management Company, Incorporated ("LDG") and
                                  served in that capacity until May, 1997.  He
                                  has been President and Chief Executive
                                  Officer of LDG since 1988.  Mr. Lockwood
                                  served as a Director of the Company from its
                                  inception to May, 1993, but did not stand for
                                  re-election in 1993.  Mr. Lockwood was
                                  re-appointed as a Director of the Company in
                                  December, 1993 to fill a vacancy.  He also
                                  has served as a Director of HC from October,
                                  1985 until July, 1997.  Mr. Lockwood also
                                  serves as a director and officer of various
                                  of the Company's other subsidiaries.
                                  Mr. Lockwood also serves as a board member of
                                  four mutual funds managed by The Dreyfus
                                  Corporation, a subsidiary of Mellon Bank
                                  Corporation (NYSE--MEL).
-------------------------------------------------------------------------------

                                               PRINCIPAL OCCUPATION
               NAME                         DURING THE PAST FIVE YEARS
--------------------------------  ---------------------------------------------
 John N. Molbeck, Jr.  . . . . .  Upon joining the Company as its President,
                                  Mr. Molbeck was appointed as a Director by the Board of Directors in November, 1997.
                                  Mr. Molbeck has over 22 years of experience within the insurance industry. Prior to joining the Company, Mr. Molbeck was the Managing Director of AON Natural Resources Group, a subsidiary of AON Corporation which specializes in energy related insurance and reinsurance brokerage. Prior to its acquisition by AON Corporation, Mr. Molbeck served as the President and Chief Operating Officer of Energy Insurance International, Inc., an independent retail insurance and reinsurance brokerage company. Mr. Molbeck also serves as a director and officer of various of the Company's subsidiaries.

 Peter B. Smith, Jr. . . . . . .  Mr. Smith was appointed Vice President of the
                                  Company in January, 1993, and Executive Vice
                                  President in December, 1994 and served as a Director of the Company from May, 1994 until May, 1996. Mr. Smith was re-appointed as a Director by the Board of Directors in August, 1997. Mr. Smith has served as Chief Executive Officer of HC since September, 1997, as President from June, 1997 to December, 1998, as Executive Vice President from January, 1993 to June, 1997, and Senior Vice President of HC from September, 1990 to December, 1992. Mr. Smith has served as a Director of HC from December, 1990 to December, 1993 and from August, 1994 to the present. Mr. Smith also serves as a director and officer of various of the Company's other subsidiaries.

 Edward H. Ellis, Jr.  . . . . .  Mr. Ellis joined the Company as Senior Vice
                                  President and  Chief Financial Officer in
                                  October, 1997. Prior to joining the Company, Mr. Ellis served as a partner with the international accounting firm of PricewaterhouseCoopers, LLP from November, 1988 to September, 1997, specializing in the insurance industry. Mr. Ellis is a Certified Public Accountant with over 32 years of public accounting experience. Mr. Ellis also serves as a director and officer of various of the Company's subsidiaries.

 Christopher L. Martin . . . . .  Mr. Martin joined the Company as Vice
                                  President, Secretary and General Counsel in
                                  July, 1997.  Prior to joining the Company,
                                  Mr. Martin was associated with the law firm
                                  of Winstead Sechrest & Minick PC in Houston,
                                  Texas from August, 1992 to June, 1997.
                                  Mr. Martin also serves as an officer of
                                  various of the Company's subsidiaries.
-------------------------------------------------------------------------------

                                      APPENDIX B

                          TRANSACTIONS IN THE ISSUER'S STOCK
                                SINCE NOVEMBER 1, 1998


                                  Number                   Average Cost
   Purchase Date                of Shares                  per Share
      12/30/98                      272,500                  $9.23
      12/31/98                      543,700(1)                9.83
      01/07/99                       50,000                   9.63
      01/08/99                       45,000                   9.75
                     Total. . . . . 911,200










---------------------------------

(1) Acquired in a private purchase effective as of December 31, 1998 by HCC Insurance Holdings, Inc. from HC, its wholly-owned subsidiary. Prior to the time of such acquisition, by virtue of the fact that HC is a wholly-owned subsidiary of HCC, HCC may be deemed to have shared voting and dispositive power of the Shares which were owned by HC. Since November 1, 1998, HC acquired the shares of the Issuer set forth in the following table:


                                        Number               Average Cost
   Purchase Date                       of Shares               per Share
      12/11/98                            75,000                 $9.50
      12/16/98                            13,700                  9.01
      12/28/98                            20,000                  9.15
      12/28/98                            10,000                  9.06
      12/28/98                            50,000                  9.00
      12/28/98                           165,000                  9.13
                     Total. . . . . .    333,700
